FORM 8–K—CURRENT REPORT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2002

TEKNOWLEDGE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**0-14793**	**94-2760916**
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1810 Embarcadero Road, Palo Alto, California 94303

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **(650) 424-0500**

ITEM 5. OTHER EVENTS

Teknowledge Corporation (the "Registrant") announced today that Wells Fargo Bank, the 5th largest bank in the US, as defined by asset size, has deployed and made available to its millions of online customers TekPortal™ software for its account aggregation service offering. It is installed and deployed in the bank's data center. TekPortal software is the leading on-premise based account aggregation software available worldwide and is currently licensed by two top 20 US Banks as defined by asset size.

Wells Fargo Bank is the largest bank customer for TekPortal software to date. The Company believes that this deployment is a validation of Teknowledge's software model that encourages banks and brokerages to offer account aggregation services directly to customers, instead of using a third party application service provider. Deploying TekPortal account aggregation is expected to provide many benefits to the bank, including: complete control and protection of their customers' data, the capability to more easily integrate account aggregation within their own online services, and the ability to control costs through fixed license and maintenance fees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Teknowledge Corporation

(Registrant)


Date: May 6, 2002   by: /s/ Dennis A. Bugbee

                                                         Dennis A. Bugbee, Secretary